

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2023

Liu Lu
Chief Executive Officer
KEEMO Fashion Group Limited
69 Wanke Boyu, Xili Liuxin 1st Rd
Nanshan District, Shenzhen
Guangdong 518052
China

> **Re: KEEMO Fashion Group Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 23, 2023**
> **File No. 333-267967**

Dear Liu Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to comment 1 and reissue. Please revise your disclosure so each summary risk factor related to your operations in China includes a cross-reference to the relevant individual detailed risk factor in your risk factors section, including heading, subheading, risk factor title, and page number. For example, "You may have difficulty enforcing judgments against us. See "Risk Factors – Risks Relating to Our Company and Our Industry – You may have difficulty enforcing judgments against us." on page 5."

Risk Factors, page 4

2.   We note your revised disclosure in response to comment 2. Please further revise to discuss the current status of your compliance with the CSRC approval process, and disclose whether the offering is contingent upon receipt of approval from the CSRC. Please also add a risk factor discussing the risks related to compliance or noncompliance with the Trial Measures, including that the CSRC may not approve the filing, as well as the potential impact on your business and the securities in this offering.

     You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services